UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    001-32556

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

Financial Review for the Period ended September 30, 2007.

2.

News Release dated October 16, 2007

3.

News Release dated October 22, 2007

4.

News Release dated November 14, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: December 6, 2007	By: /s/ Simon Ridgway Simon Ridgway President and Director

#

FINANCIAL REVIEW

Third Quarter Ended September 30, 2007

#

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the nine months ended September 30, 2007.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	September 30, 2007	December 31, 2006
ASSETS

CURRENT
Cash and cash equivalents	$ 3,173,156	$ 933,697
Marketable securities (Note 3)	4,615,274	9,023,890
Advances and other receivables	264,488	838,139
GST receivable	13,202	13,688
Due from related parties (Note 6)	144,417	147,870
Prepaid expenses and deposits	59,698	96,744

	8,270,235	11,054,028
PROPERTY & EQUIPMENT	222,530	330,962
MINERAL PROPERTIES	15,756,052	13,438,248

	$24,248,817	$24,823,238

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 244,759	$ 213,689
Due to related party (Note 6)	-	10,510
	$ 244,759	$ 224,199

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	42,523,194	42,486,069
CONTRIBUTED SURPLUS	4,006,237	3,443,487

	46,523,194	45,929,556
DEFICIT	(22,491,679)	(21,330,517)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 12)	(33,694)
	24,004,058	24,599,039

	$24,248,817	$24,823,238

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended		Nine Month Period Ended
	September 30,		September 30,
	2007	2006	2007	2006

EXPENSES
Amortization	$ 13,072	$ 12,184	$ 39,105	$ 35,531
Consulting fees	6,500	-	48,262	6,942
Donations	-	-	824	-
Geological costs	7,431	9,822	10,318	10,937
Legal and accounting fees	2,935	13,537	13,031	40,089
Management fees & salaries (Note 6)	15,000	15,000	45,000	45,000
Non-cash compensation charge (Note 7)	443,875	-	563,875	1,230,750
Office and miscellaneous	11,219	30,723	41,849	47,456
Public relations	32,869	27,907	86,271	79,648
Rent and utilities	5,397	6,593	17,383	20,372
Repair and maintenance	3,258	2,540	5,457	5,837
Salaries and wages (Note 6)	46,345	30,502	123,149	97,837
Telephone and fax	4,349	4,398	10,545	10,996
Transfer agent and regulatory fees	6,821	1,392	19,257	14,632
Travel and accommodation	5,204	8,597	49,442	38,588

	604,273	163,195	1,073,766	1,684,615

OTHER INCOME (EXPENSES)
Foreign currency exchange	277,372	22,569	(278,001)	4,482
Loss on uncollectible receivable	-	-	(22,172)	-
Loss on disposal of asset	-	-	(63,436)	-
Interest income	152,126	4,152	225,625	119,340
Other income	34,387	4,183	50,588	19,368
Write off of deferred exploration costs	-	-	-	(307,861)
	463,885	30,904	(87,396)	(164,671)

NET LOSS FOR THE PERIOD	(140,389)	(132,291)	(1,161,162)	(1,849,286)

Deficit, beginning of the period	(22,351,290)	(18,483,706)	(21,330,517)	(16,766,711)

Deficit, end of the period	$(22,491,679)	$(18,615,997)	$(22,491,679)	$(18,615,997)

LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.02)	$ (0.03)

NUMBER OF WEIGHTED AVERAGE SHARES	53,397,945	53,010,988	53,390,017	52,984,614

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007

NET LOSS	$ (140,389)	$ (1,161,162)

Other comprehensive income, net of tax
Unrealized gain/ (loss) on available for sale marketable securities	(68,188)	(70,130)

COMPREHENSIVE LOSS	$ (208,577)	$ (1,231,292)

(See Accompanying Notes)

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended		Nine Month Period Ended
	September 30,		September 30,
	2007	2006	2007	2006
OPERATING ACTIVITIES
Net (loss) income for the period	$(140,389)	$(132,291)	$(1,161,162)	$(1,849,286)
Items not involving cash
Loss from settlement of old debt	-	-	22,172	-
Amortization	13,072	12,184	39,105	35,531
Loss from disposal of asset	-	-	63,436	-
Realized and unrealized foreign exchange	(10,063)	-	-	-
Write-off of deferred exploration costs	-	-	-	307,861
Non-cash compensation charge (Note 7)	443,875	-	563,875	1,230,750
	306,495	(120,107)	(472,574)	(275,144)

Changes in non-cash working capital items	(92,226)	(449,511)	622,976	(354,863)

	214,269	(569,618)	150,402	(630,007)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	7,000	-	7,000	51,000

INVESTING ACTIVITIES
Marketable securities	2,018,659	584,006	4,374,922	1,792,562
Due to related parties (Note 6)	-	8,038	(10,510)	(26,596)
Due from related parties (Note 6)	(38,682)	55,104	558	124,763
Expenditures on deferred exploration costs	(955,267)	(874,282)	(2,292,520)	(2,084,458)
Proceeds from sale of asset	43,357	-	43,357	-
Purchase of property & equipment	-	(1,962)	(33,750)	(6,598)
	1,068,067	(229,096)	2,082,057	(200,327)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,289,336	(798,714)	2,239,459	(779,334)

Cash and cash equivalents- beginning of period	1,883,820	1,442,934	1,883,820	1,442,934

CASH AND CASH EQUIVALENTS – END OF PERIOD	$3,173,156	$ 644,220	$3,173,156	$ 644,220

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 8

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala	Nicaragua		Mexico		Other	Ecuador	Peru	Peru
	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Cerro Colorado	General Exploration	Mineral Concessions	Period Ended June 301, 2007	Year Ended December 31, 2006

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ 4,142,864	$ -	$ -	$ -	$ -	$ -	$ 113,130	$ -	-	$ 4,255,994	$ 3,986,273

Shares	-	-	29,000	-	-	-	-	-	-	29,000	-
Cash	-	-	53,482	-	-	-	-	-	127,092	180,574	391,325
	-	-	82,482	-	-	-	-	-	127,092	209,574	391,325

Write-off Acquisition Costs	-	-	-	-	-	-	-	-	-	-	(121,604)
BALANCE – END OF PERIOD	4,142,864	-	82,482	-	-	-	113,130	-	127,092	4,465,567	4,255,994

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ 5,753,974	$ 682,117	$ 2,737,301	$ -	$ -	$ 4,129	$ 4,734	$ -	$ -	$ 9,182,255	$ 9,745,591

Property Payment/Investigation	20,883	14	1,326	-	-	-	6,750	-	-	28,973	41,680
Automobile	8,550	20,722	43,698	16,172	1,687	-	-	2,348	-	93,176	97,027
Camp, food and supplies	11,967	11,957	32,838	13,153	416	-	805	542	-	71,678	85,141
Drafting, maps and printing	96	687	656	4,364	1,897	-	-	130	-	7,831	10,449
Exploration administration	4,061	5,377	31,326	1,412	-	-	-	624	-	42,800	56,347
Foreign Exchange	14	427	3,841	881	-	-	-	732	-	5,895	-
Environment	-	-	4,438	-	-	-	-	2,501	-	6,939	6,641
Geochemistry	2,182	14,461	5,916	27,884	1,625	-	-	4,091	-	56,158	252,321
Geological consulting (Note 6)	54,820	97,019	156,560	202,774	28,394	-	8,574	85,496	38,070	671,708	896,503
Other consulting	17,048	2,739	18,896	24,175	1,978	-	-	-	-	64,836	125,761
Legal and accounting	4,717	10,033	14,629	34,048	2,125	-	-	764	-	66,316	82,373
Licenses, rights and taxes	7,566	5,412	76,788	13,891	73,060	-	-	17	2,362	179,096	126,357
Linecutting & trenching	-	2,706	15,447	2,970	1,573	-	-	-	-	22,696	37,140
Underground development	305,588	-	-	-	-	-	-	-	-	305,588	-
Materials	7,470	4,960	12,266	1,315	12	-	-	1,213	22	27,258	17,850
Maintenance	2,437	1,241	10,735	607	26	-	-	-	-	15,046	16,839
Miscellaneous	2,696	483	1,291	552	1	-	-	60	9	5,091	10,547
Medical expenses	5,552	2,745	6,892	5,207	376	-	-	163	-	20,934	36,532
Road building	58,769	-	-	-	-	-	-	-	-	58,769	-
Rent and utilities	23,793	6,615	18,527	6,590	-	-	-	-	-	55,525	83,575
Rental equipment	748	26	6,492	-	-	-	-	-	-	7,266	14,645
Salaries and wages	31,752	21,358	64,837	19,190	-	-	-	939	-	138,076	194,944
Shipping	744	8,951	3,829	5,155	157	-	-	906	-	19,741	18,550
Telephone and communications	4,676	7,221	13,094	5,925	-	-	-	177	-	31,093	38,517
Travel and accommodation	16,137	19,318	20,888	23,430	7	-	3,253	22,708	-	105,740	118,122
	592,265	244,474	565,209	409,694	113,335	-	19,382	123,409	40,462	2,108,230	2,367,861
Write-off Exploration Costs	-	-	-	-	-	-	-	-	-	-	(2,931,198)

BALANCE – END OF PERIOD	6,346,239	926,591	3,302,510	409,694	113,335	4,129	24,116	123,409	40,462	11,290,485	9,182,254

TOTAL MINERAL PROPERTIES - END OF PERIOD	$10,489,102	$ 926,591	$ 3,384,991	$ 409,694	$ 113,335	$ 4,129	$ 137,246	$ 123,409	$ 167,554	$ 15,756,052	$ 13,438,248

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the nine month period ended September 30, 2007

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

2.

Basis of Presentation

Management has prepared the period ending September 30, 2007 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

vii)

Radius Peru SAC, a company incorporated under the laws of Peru.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Change in Accounting Policies

On January 1, 2007, the Company adopted the provisions of CICA Sections 1530 “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Presentation and Disclosure”, and 3865 “Hedges” which were effective for the fiscal years beginning on or after October 1, 2006.  These sections address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

As a result of adopting these new standards at January 1, 2007, the Company recorded an unrealized gain of $36,436 (Note 12) for the change in accounting for financial assets classified as “available-for-sale” and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect to other comprehensive income.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the nine month period ended September 30, 2007

Expressed in Canadian Dollars

3.

Change in Accounting Policies (cont’d)

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

Cash and cash equivalents, accounts receivable and prepaid expenses, due from related parties, and accounts payable and accrued liabilities have been classified as “held-for-trading”.  The fair values of these financial instruments approximate their carrying values due to their short-term nature or capacity of prompt liquidation.

4.

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

5.

Property and Equipment

	Nine months ended September 30, 2007
	Cost	Accumulated Amortization	Disposal	Net

Land	$ 103,077	$ -	$ 103,077	$ -
Leasehold improvements	15,322	15,322		-
Trucks	214,615	146,100		68,515
Computer equipment	98,824	58,279		40,545
Furniture and equipment	173,799	83,215		90,583
Geophysical equipment	36,447	14,563		21,884
Website	4,800	3,797		1,003

	$ 646,884	$ 321,277	$ 103,077	$ 222,530

	Year ended December 31, 2006
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	13,147	1,905
Trucks	195,765	122,427	73,338
Computer equipment	87,305	49,219	38,086
Furniture and equipment	170,511	82,725	87,786
Geophysical equipment	36,445	10,942	25,503
Website	4,800	3,533	1,267

	$ 613,225	$ 282,263	$ 330,962

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the nine month period ended September 30, 2007

Expressed in Canadian Dollars

6.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the nine months ended September 30,
	2007	2006
Expenses
Management fees	$ 45,000	$ 45,000
Consulting	16,900	-
Salaries and benefits	75,224	63,977
Mineral property costs:
Geological consulting fees	103,600	152,986
	$ 240,724	$ 261,963

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $77,157 (Dec. 31, 2006: $20,193) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business. On October 23, 2007, $76,700 was collected on these funds owed.

Due from related parties of $144,417 (Dec. 31, 2006: $147,870) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $21,318  (Dec. 31, 2006: $17,570) payable to a company with a common director and to an officer of the Company.

Due to related parties is $nil (Dec. 31, 2006: $10,510) which are the amounts due to a company which have a common director with the Company and arose from shared administrative costs.

7.

Share Capital

Escrow Shares

As at June 25, 2007, all of the 375,000 common shares held in escrow (December 31, 2006: 375,000) were released.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  The options are for a maximum term of five years.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the nine month period ended September 30, 2007

Expressed in Canadian Dollars

7.

Share Capital (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30, 2007		December 31, 2006
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	3,475,000	$0.70	2,558,332	$0.97

Expired Unexercised	(330,000)	0.70	(1,743,332)	1.09
	(20,000)	0.68
	(50,000)	1.00
	(150,000)	0.52
	(37,500)	0.56

Granted	1,025,000	0.52	2,735,000	0.70
	1,150,000	0.56
	50,000	0.62

Exercised	(12,500)	0.56	(75,000)	0.68

Outstanding, end of period	5,100,000	$0.64	3,475,000	$0.70

At September 30, 2007, there were 5,100,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price($)	Expiry Date

670,000	0.68	Jan 7, 2008
2,045,000	0.70	Feb 21, 2011
875,000	0.52	Apr 16, 2012
50,000	0.62	May 31, 2012
1,100,000	0.56	Sept 5, 2012
5,100,000

Stock-Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the nine months ending September 30, 2007 of  $563,875 (September 30, 2006 $1,230,750) is associated with the granting of options to consultants and employees.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the nine month period ended September 30, 2007

Expressed in Canadian Dollars

7.

Share Capital (cont’d)

Share Capital

Authorized:
Unlimited common shares without par value

Issued:	Number of Shares		Price Per Share $	Amount $

Balance December 31, 2005	53,310,988			42,402,819

Exercise of stock options	75,000		0.68	51,000

Transfer of contributed surplus on exercise of options	-	75,000	0.43	32,250

Balance December 31, 2006	53,385,988			42,486,069

Exercise of stock options	12,500		0.56	7,000
Acquisition of property	50,000		0.58	29,000

Transfer of contributed surplus on exercise of options		12,500	0.09	1,125

	53,448,488			42,523,194

8.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the nine month period ending September 30, 2007, the Company had the following transactions:

i)

Issued 50,000 common shares with a value of $29,000 for the acquisition of the La Flor Property.

ii)

Disposed of some equipment with a loss of $3,716

9.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Panama, Peru, Ecuador, and Mexico.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the nine month period ended September 30, 2007

Expressed in Canadian Dollars

10.

Segmented Information (cont’d)

Details of identifiable assets by geographic segments are as follows:

	September 30, 2007	December 31, 2006

Total Assets
Canada	$6,914,824	$ 10,787,157
Caymans	987,441	85,195
Ecuador	137,246	117,864
Guatemala	10,628,194	10,017,783
Nicaragua	4,535,040	3,705,119
Mexico	639,036	108,325
Peru	405,460	-
Other	1,576	1,795
	$ 24,248,817	$ 24,823,238

Property & Equipment
Canada	$ 39,563	$ 34,874
Guatemala	44,183	55,220
Nicaragua	121,475	218,416
Mexico	17,309	22,453
	$ 222,530	$ 330,963

Resource Properties Acquisition
Ecuador	$ 113,130	$ 113,130
Guatemala	4,142,864	4,142,864
Peru	156,092	-
Nicaragua	53,482	-
	$ 4,465,568	$ 4,255,994

Deferred Exploration Costs
Ecuador	$ 24,116	$ 4,734
Canada	4,129	4,129
Guatemala	6,346,239	5,753,973
Peru	163,871	-
Mexico	523,029	-
Nicaragua	4,229,100	3,419,418
	$ 11,290,484	$ 9,182,254

11.

Financial Instruments

a)

Credit risk:

For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at September 30, 2007, cash totalling $1,489,318 (Dec. 31, 2006 - $336,559) was held in US dollars, $101,046 (Dec. 31, 2006 - $8,450) in Nicaragua Cordoba, $58,315 (Dec. 31, 2006 - $2,415) in Guatemala Quetzal, $63,774 (Dec. 31, 2006 - $20,001) in Mexican Pesos and $60,672 (Dec. 31, 2006 $nil) in Peruvian Sol.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the nine month period ended September 30, 2007

Expressed in Canadian Dollars

12.

Accumulated Other Comprehensive Income

September 30, 2007

Balance at December 31, 2006	$ -
Cumulative impact of accounting changes	36,436

Adjusted balance January 1, 2007	36,436
Unrealized loss on available for sale marketable securities	(70,130)

Balance at September 30, 2007	$ (33,694)

13.

Subsequent Events

On October 16, 2007, the Company issued 50,000 common shares with a value of $32,000 in consideration of being granted an option to acquire a 100% interest in the Rubi Property, Peru.  The Company also paid finders’ fees totalling $20,000 and 50,000 common shares with a value of $32,000 in connection with the granting of this option.

#

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter Report – September 30, 2007

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2007.  The following information, prepared as of November 23, 2007, should be read in conjunction with the September 30, 2007 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The September 30, 2007 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Latin America.  In some instances joint venture partners are found to advance the projects following discovery.  The Company has a portfolio of projects in Guatemala, Ecuador, and southern Mexico, with its current focus on properties in Nicaragua and Peru.

Nicaragua

Natividad

In January, 2007, Meridian Gold Inc. withdrew from the Natividad joint venture and has now completed rehabilitation of the camp and drill pads.  The property and all data acquired by Meridian have been returned to the Company.

San Pedro

The Company is continuing to market the San Pedro project but no further field work has been completed during the period. San Pedro is a large epithermal gold system and management is optimistic that a joint venture partner will be found to advance this prospect.

India Norte

India Norte is a potentially significant vein system in northwest Nicaragua owned 100% by the Company and lies close to the historic La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.   The Company has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of an extension to the formerly productive La India vein system. In La India mining camp the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by Radius at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, indicating significant potential for economic gold-bearing veins at deeper levels.   A drill plan has been prepared and a drill permit application has been filed with the relevant authorities.  The Company is looking for a joint venture partner to advance the property.

Northern Autonomous Region

Reconnaissance work comprising stream sediment sampling and prospecting programs undertaken in the first quarter of 2007 identified several areas of interest in the Region Autonoma Atlantico Norte (“RAAN”). Two new exploration concessions, the Trébol and Ampola claims, were successfully granted to the Company and exploration work recently commenced at the Trébol property.

Due to dense soil and vegetation cover, rock exposures at Trébol are restricted to boulders and outcrops that form a trend of low-lying ridges that can be traced over several kilometers. Mineralization is associated with a range of silicification textures including chalcedonic banded/colloform quartz veining, breccias and stockworks, typical of low sulphidation epithermal systems. Initial trench sampling results were reported in May (see press release dated May 29, 2007) and included assays of 18.0m @ 1.34 g/t Au (TRSD-03), and 10.5m @ 9.1 g/t Au (TRSD-04) which included 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed associated with manganese and iron oxides.

On October 16, 2007 the Company released results of further trenching, including the results from trenches TRSD-03 and TRSD-04 that were extended. A total of 13 trenches have now been excavated to date over a strike length of approximately 5km.  Results to date are as follows:

Metres

g/t Au

TRSD-01(i)

13.50

0.24

TRSD-02(i)

10.40

1.34

TRSD-03

34.00

1.00

TRSD-04

35.25

4.91

    Includes

8.35

17.6

TRSD-05

11.65

2.70

TRSD-06

10.00

0.93

TRSD-07

13.40

0.50

TRSD-08

12.65

0.75

TRSD-09

19.43

0.37

TRSD-10

9.00

0.37

TRSD-11

11.80

0.38

TRSD-12

11.00

0.29

TRSD-13

6.00

1.73

The work at the Trébol property is still at an early stage and the Company remains encouraged by the initial results.  In early September 2007, widespread devastation was caused throughout the region by Hurricane Felix, a Category 5 storm, destroying trees and buildings.  The storm caused the Company to temporarily cease its operations until the region and local community could recover from the disaster, and the Company assisted by providing transport and materials to help re-construct buildings.  The Company plans to resume exploration work early in 2008, to consist of further trenching and geochemistry, followed by preliminary drilling to help define the limits of the gold-bearing epithermal system.

The Trébol property is located in a remote region of northern Nicaragua where environmental and social issues are being considered at every stage of the exploration work, and the Company is working closely with the local communities to ensure support for the work.

La Flor

In September 2007, work began on the La Flor and Amapola concessions (15,604 and 13,809 hectares respectively) which are located to the south and contiguous with the Trebol concession in the RAAN.  Work is ongoing, and includes trenching and mapping of known veins focused around the historic Linda Ventura vein, and prospecting and trenching of known mineralized areas elsewhere on the claims.

Guatemala

Tambor

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol. The primary objective of the underground work is to better understand the structural controls on the quartz-gold mineralization and hence the potential to develop additional resources. In July 2007, the exploration adit intersected the target vein as planned 202.1m into the hill side (see Company press release dated July 18, 2007).  The width of the vein exposure in the main tunnel was 3.2m, with a dip of 75º for a true width of 3.09m.  Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, which returned 80.5g/t Au over 5.3m from a quartz vein.  The vein was sampled on both sidewalls of the adit and gave results of:

• 74.5 g/t Au over 3.40m (includes 0.2m of quartz veining on HW) from the vein on the east tunnel wall (est. true width 3.28m)

• 77.7 g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

The sampling results are very similar to those returned in 2003 for hole DH-033 which was clearly exposed in the roof of the tunnel, and cut 80.5g/t Au over 5.3m from the same quartz vein (see news release dated August 13, 2003.)

Four crosscuts were excavated underground: 2 parallel and to the west of the main drift (CW-1 & 2), and 2 parallel and to the east of the main drift (CE1 & 2).

Crosscut CW-1 12.35m to the west, cut the vein on the east wall of the cross cut, where it assayed:

• 26.0 g/t Au over 0.9m (east tunnel wall (est. true width 0.87m)

• 0.39 g/t Au over 2.0m (weak quartz veining on the west tunnel wall)

From crosscut CW-1 and previous drilling, it is interpreted that the vein has an easterly plunge, with its base barely intercepted in crosscut CW-1.

CW-2, was excavated 12.0m to the west of CW-1, and targeted several mineralized intervals in drill hole DH-030 including 5.8 g/t Au over 6.6m and 20.2 g/t Au over 0.5m (intercept lengths).  The structure was intersected and sampled, with results pending.

Crosscut CE-1, parallel to and 12.75 metres to the east of the main adit, intercepted a vein zone with three veins, where it assayed:

•

65.64 grams per tonne gold over 4.45 metres from the vein zone on the east tunnel wall;

•

25.78 g/t Au over 4.38 m from the vein zone on the west tunnel wall.

Crosscut CE-2, parallel to the adit and 22.75 m to the east, intercepted on the west wall a 2.69 m wide vertical quartz vein, where trace visible gold was observed. The vein is cut off at an acute angle by a 0.3 to 0.4 m wide fault gouge zone with fragments of quartz vein and phyllites, with a 0.3 m wide vein fault wedge exposed on the east wall. Results are pending.

Mexico

The Company has been actively exploring the states of Chiapas and Oaxaca since late 2006.  At the La Industria application located some 30km SW of Tuxtla Gutierrez, prospecting encountered sulphide float consisting of pyrrhotite and minor chalcopyrite that assayed from trace to 4.76 g/t Au.  The geology of the claim area divided along a NW trend between Cretaceous calcareous package to the NE, underlain by a Triassic-Jurassic continental ferruginous sequence of conglomerates, sandstones, and siltstones, which include the Todos Santos Fm redbeds; and the Lower Paleozoic batholith to the SW.  Several areas of anomalous gold and silver values in both stream sediment and rock have been identified, and applications for several concessions have been made.  The float showings are associated with some collapsed workings and appear to be associated with skarnified calcareous sandstones and siltstones.  Further work is ongoing to define the extent of mineralization including stream sediment sampling and mapping/trenching on this 17,700ha property.  The claim application has been made and full granting of title is awaited.

In Oaxaca, reconnaissance work identified an area some 14km E-SE of the city of Oaxaca, north of the Taviche district, where stream sediment sampling showed several anomalies.  A claim application has been made and full titling is awaited.

Ecuador

In November 2006, Radius signed an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, whereby Radius may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador.  Once Radius has earned its 70% interest in the project, Radius and Mineca will negotiate a joint venture agreement to develop the project.

The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:  Cerro Colorado, Reservoir, and Bola Rumi.

Radius’s initial work at Cerro Colorado has focused on community relations to secure permission from the local community to drill the project.  Political uncertainty over the Ecuadorian government’s future intentions towards international mining investment is ongoing, and management will continue its low key approach towards progressing Cerro Colorado.  Community liaison is continuing in conjunction with on-going monitoring of the broader political climate.

Peru

In August 2007, Radius signed an option agreement to acquire 100% of the Rubi gold-silver property located in Peru, approximately 400 km south-east of Lima (Radius press release August 27, 2007).  The property comprises seven mineral concessions totalling 3,000 hectares, and covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas.  On the Minas Rubi area, a series of oxidized epithermal quartz-carbonate Au-Ag veins and breccias are hosted within porphyritic andesites.  The veins outcrop on a low hill approximately 1 km x 0.5 km in area, with mineralization traceable at least 1 km to the north.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.  Surface channel sampling of veins by the Company returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

Under its agreement with Exploraciones Andinas S.A.C. (“Andinas”), a private Peruvian company, the Company can purchase 100% of the Rubi property by incurring exploration expenditures of US$1.75 million and making staged cash payments to Andinas of US$1.65 million and 450,000 shares in Radius over three years.  To date, the Company has paid US$100,000 and issued 50,000 shares to Andinas.  The Company has also paid finder’s fees of $10,000 and 25,000 shares each to two individuals.

Work commenced on the property in September 2007 and is ongoing at the time of writing.  A systematic program will initially focus in the Minas Rubi area and comprise surface and underground mapping and channel sampling.  Several of the historical adits will need to be re-opened for sampling.  A second phase of work will concentrate in the San Andres, Chapi and San Sebastien areas, and regional exploration on the remaining claims.

The Company recently established an exploration office in Lima, and continues to actively review additional opportunities within the country.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2007:

#

	Third Quarter Ended Sept. 30, 2007 ($)	Second Quarter Ended June 30, 2007 ($)	First Quarter Ended March 31, 2007 ($)	Fourth Quarter Ended Dec. 31, 2006 ($)	Third Quarter Ended Sept. 30, 2006 ($)	Second Quarter Ended June 30, 2006 ($)	First Quarter Ended March 31, 2006 ($)	Fourth Quarter Ended Dec. 31, 2005 ($)
Total Income	186,513	14,278	75,422	238,352	8,335	18,760	111,612	69,162
Net Loss	140,389	905,078	115,695	2,714,519	132,291	155,509	1,561,487	6,148,545
Net Loss per share	0.00	0.02	0.00	0.05	0.00	0.00	0.03	0.12

Results of Operations

For the three months ended September 30, 2007, the Company had a consolidated net loss of $140,389 ($0.00 per share) compared to a net loss of $132,291 ($0.00 per share) for the three months ended September 30, 2006.  Total corporate expenses, excluding non-cash items, in the 2007 third quarter was almost identical to the 2006 third quarter.  The 2007 third quarter included a large non-cash compensation charge which was completely offset by income and a foreign exchange gain recorded.  Categories of corporate expenses which were significantly higher in 2007 were consulting fees, salaries and regulatory fees.  Interest income recorded in the 2007 third quarter is significantly greater than in the 2006 third quarter due to the maturity period of investments.

For nine months ended September 30, 2007, the Company had a consolidated net loss of $1,161,162 ($0.02 per share) compared to a net loss of $1,849,286 ($0.03 per share) for the nine months ended September 30, 2006.  The net loss for the 2007 period includes a non-cash compensation charge and significant foreign exchange loss, while the 2006 nine-month period includes a large non-cash compensation charge and property write-off.  Consulting fees, salaries and travel were greater in 2007 than in the same period in 2006.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $9.96 million at December 31, 2006 to $7.79 million at September 30, 2007.  During the nine months ended September 30, 2007, the Company received interest and other income, and asset sale proceeds totalling approximately $319,000, and spent approximately $34,000 on equipment purchases, $473,000 on corporate expenses and $2.29 million on deferred exploration costs.  Working capital at September 30, 2007 was $8.03 million compared to $10.83 million at December 31, 2006.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

#

Mineral Properties Expenditures

During the nine months ended September 30, 2007, the Company incurred the following expenditures on its mineral properties:

Guatemala – a total of $592,265, including $305,588 for underground development, $58,769 for road building, and $54,820 for geological consulting.

Nicaragua - $900,683 on exploration, including $253,579 for geological consulting fees, $86,195 for salaries, and $82,200 for licences, rights and taxes.  $82,482 was incurred on acquisition costs.

Mexico - $523,029 including $231,168 for geological consulting, $86,951 for licences, rights and taxes, $36,173 for legal and accounting.

Ecuador - $19,382 on the Cerro Colorado property.

Peru - $163,871 on exploration, including $123,566 for geological consulting and $22,708 for travel.  $127,092 was incurred on acquisition costs.

Related Party Transactions

During the nine months ended September 30, 2007, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the nine months ended September 30,
	2007	2006
Expenses:
Management fees	$ 45,000	$ 45,000
Consulting	16,900	-
Salaries and benefits	75,224	63,977
Mineral property costs:
Geological consulting fees	103,600	152,986
	$ 240,724	$ 261,963

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $77,157 (Dec. 31, 2006: $20,193) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.  On October 23, 2007, $76,700 was collected on these funds owed.

Due from related parties of $144,417 (Dec. 31, 2006: $147,870) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $21,318 (Dec. 31, 2006: $17,570) payable to a company with a common director and to an officer of the Company.

Due to related parties is $nil (Dec. 31, 2006: $10,510) which are the amounts due to a company which have a common director with the Company and arose from shared administrative costs.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at November 23, 2007 is 53,398,488 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

Nil

#

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

670,000	$0.68	January 7, 2008
2,405,000	$0.70	February 21, 2011
875,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
1,100,000	$0.56	September 5, 2012
5,100,000

Change in Accounting Policies - Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA Sections 1530 “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Presentation and Disclosure”, and 3865 “Hedges” which were effective for the fiscal years beginning on or after October 1, 2006.  These sections address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

As a result of adopting these new standards at January 1, 2007, the Company recorded an unrealized gain of $36,436 (Note 12) for the change in accounting for financial assets classified as “available-for-sale” and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect to other comprehensive income.

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

Cash and cash equivalents, accounts receivable and prepaid expenses, due from related parties, and accounts payable and accrued liabilities have been classified as “held-for-trading”.  The fair values of these financial instruments approximate their carrying values due to their short-term nature or capacity of prompt liquidation.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure and Financial Reporting Controls

Management of the Company has designed such disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management.  Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Management has also designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

#

www.radiusgold.com

news release

NR RG12  October 16, 2007

Update on Nicaragua Exploration Programs

Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU) is pleased to provide further results from its exploration projects located in Nicaragua.

Trebol trenching returns 4.9 g/t Gold over 35.2 meters, including 8.35 g/t Gold over 17.6 meters

Mapping, prospecting and trenching have further expanded the broad zone of alteration and mineralization at its Trebol property to over 5.6 km in strike length, comprising a series of low-lying, silicified volcanic ridges. A total of 13 trenches have now been excavated and sampled.

Trenching to date has highlighted two areas, some 2.6 km apart, in the vicinity of trenches TRSD-02, 03 & 04) and TRSD-05 & 06 respectively. Surface rock exposure is limited due to soil and vegetation cover, and trench locations were based on results from sampling of available outcrops. Results from initial sampling at trenches TRSD-03 and TRSD-04 were previously reported by Radius and were extended to 34.0 and 35.23 m respectively. An updated map showing trench locations can be found on the Radius website at www.radiusgold.com.

Trench Results

Trench Number	Sampled Interval (m)	Weighted Average Au g/t
TRSD-01*	13.5	0.24
TRSD-02*	10.4	1.34
TRSD-03	34.0	1.0
TRSD-04 includes	35.25 8.35	4.91 17.6
TRSD-05	11.65	2.7
TRSD-06	10.0	0.93
TRSD-07	13.4	0.5
TRSD-08	12.65	0.75

#

TRSD-09	19.43	0.37
TRSD-10	9.0	0.37
TRSD-11	11.8	0.38
TRSD-12	11.0	0.29
TRSD-13	6.0	1.73

•

reported previously – see press release 29 May 2007

Trench TRSD-03 is located 150m from trench TRSD-02. Trench TRSD-04 is located 700m from Trench TRSD-03. Highest gold grades are associated with massive sugary quartz veins, breccias and stockworks, with abundant iron oxides and pyrite. Lower gold grades (<2 g/t) are hosted by intervals of andesitic volcanics with weaker silicification/stockworks, chalcedonic quartz veining and strong clay-sericite alteration.

The mineralization appears to be controlled by several structural trends, and broader areas of alteration and mineralization appear to coincide with several structural “nodes” where different trends converge. Additionally, prospecting and sampling has shown anomalous gold values in rocks over 1km west and east of the main trend, with up to 6 g/t gold reported and associated with similar low-lying ridges and topographic highs.

All trenches started and ended in mineralized and/or altered rock with anomalous gold values. The full width of the mineralized system at Trebol remains unconstrained due to soil and vegetation cover.

The sampling reported above was undertaken before the region was affected by Hurricane Felix, (see press release dated 12 Sept 2007.)  The Category 5 storm caused widespread damage in the region. Work at Trebol has been effectively suspended until crews can safely return to the area.

Radius begins work at La Flor

The La Flor property is located some 10 km immediately south of the Trebol, and is a new acquisition by the Company (see press release 12 Sept 2007). Trenching and sampling has commenced at Linda Ventura located within the 15,605 hectare La Flor concession. The main Linda Ventura vein has been traced for at least 1.1 km, and several new veins have been located. Previous sampling of the main workings at Linda Ventura gave trace to 8.5 g/t Au, with visible gold in many samples. A total of 21 trenches have been excavated and sampled, and 9 line km of soil samples have been taken, with results pending. Regional mapping and sampling have also commenced within the remainder of the La Flor concession, where several other low sulphidation vein systems are known.

Radius acquires the Estrella de Oro Gold Project

Title has recently been granted to a new epithermal gold property in north-central Nicaragua. The Estrella de Oro property consists of 46,220 hectares and is located 17 km west of the town of Siuna, within Nicaragua’s “Golden Triangle”. An all-weather dirt road transects the central part of the property.

In the Cerro Estrella area, old mine workings are present along two parallel, north-easterly trending structural zones and comprise quartz veins and breccias hosted within crystal and lithic tuffs. The most southerly vein contains visible gold and is approximately 12m in width and exposed over some 400m in old trenches and pits. Rock channel samples of vein material taken by Radius assayed from trace to 21.5 g/t Au over 2m and 22.4 g/t Au over 1m. The zone remains open to the northeast and southwest.

Future work by Radius will consist of stream sediment sampling, mapping, trenching and channel sampling to define the extent of the known mineralization and locate additional target areas for follow-up and drilling.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay, AA finish. Check assays are undertaken by Acme Laboratories in Vancouver.

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius's Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a "Qualified Person" in accordance with National Instrument 43-101.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru. The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RG13  October 22, 2007

Radius’s Tambor Exploration Adit Returns

Additional Intercept of 65.6g/t Gold over 4.45m

Vancouver, Canada: Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce that the exploration tunnel and four cross-cuts have been completed at the Guapinol vein at the Tambor gold project in Guatemala. Sampling of the crosscuts has been completed and results received for all but the second cross cut to the East (CE-2) - these results are pending.

Crosscut CE-1, parallel to and 12.75m to the east of the main adit, intercepted a vein zone with 3 veins, where it assayed:

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65.64 g/t Au over 4.45m from the vein zone on the East tunnel wall

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25.78 g/t Au over 4.38m from the vein zone on the West tunnel wall

Crosscut CE-2, parallel to the adit and 22.75m to the east, intercepted on the west wall a 2.69m wide vertical quartz vein, where trace visible gold was observed. The vein is cut off at an acute angle by a 0.3 to 0.4m wide fault gouge zone with fragments of quartz vein and phyllites, with a 0.3m wide vein fault-wedge exposed on the east wall. Results are pending.

Crosscut CW-2, parallel to the adit and 24.8m to the west of the main adit, intercepted a thin vein, where it assayed

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0.54 g/t Au over 0.8m from the vein on the East tunnel wall

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0.50 g/t Au over 1.5m from the vein on the West tunnel wall (from 2 veins 0.2m and 0.4m wide)

These results and those reported previously from Crosscut CW-1 (see press release 6 September 2007) continue to support the interpreted easterly plunge for the quartz vein, with its base intercepted in crosscut CW-2.

The work done demonstrates the along strike continuity of the structure and the persistence of the high gold-grades in the quartz bodies.  The interpreted easterly plunge of the vein would therefore suggest that the mineralization remains open to the west (vertically above CW-2 and partly defined by 2003 drilling) and to the east.

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A bulk sample from the vein in the adit has been collected and will be sent for metallurgical testing to determine the amenability of the ore for gold recovery.

An updated map and cross section of the tunnel has been posted at www.radiusgold.com.

Background

The Tambor properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado (see Radius news release dated December 10, 2003).  The new structural information may be used to further evaluate the known mineralized zones and targets within the Tambor belt.  Targets for further exploration include two parallel east-west trending +50ppb gold-in-soil anomalies over a 7km trend between Laguna North and Guapinol South.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay, AA finish. Check assays are undertaken by Acme Laboratories in Vancouver.

The scientific and technical information in this release was prepared under the supervision of Mr. David Cass, Radius's Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a "Qualified Person" in accordance with National Instrument 43- 101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million

news release

NR RG14  November 14, 2007

Radius Acquires Sediment-Hosted Gold Project in Peru

Vancouver, Canada:  Simon Ridgway, the President of Radius Gold Inc. (TSX-V: RDU), is pleased to announce the signing of a Letter Agreement to acquire the Artemisas gold project, located in southeastern Peru.  The geological setting and mineralization at Artemisas shows characteristics of a sediment-hosted disseminated gold system of probable high-sulphidation type.

Gold mineralization at Artemisas is hosted within a sequence of Jurassic and Cretaceous-aged sandstones, shales and fine grained quartzites belonging to the Hualhuani Formation.  Strongly silicified hydrothermal breccias are developed both as bedding-parallel mantos and along steeply dipping fault zones, some of which were exploited for gold in colonial times.  Host rocks are equivalent to the Chimu Formation in northern Peru that hosts several important gold deposits such as Santa Rosa, La Arena and Llagunas Norte.

Under the terms of a Letter Agreement with Kingsgate Peru S.R.L., Radius can earn up to 70% in the project by spending $2 million in exploration over a period of 3 years, with 50% of costs to be expended on drilling.  Once Radius has vested its 70% a joint venture will be formed where both parties fund their share of exploration on a pro-rata basis.  If either party dilutes to less than a 10% interest, it will be converted into a 1% Net Smelter Royalty.

The project is situated in the District of Chuquibambilla, Department of Apurimac, and some 1,000km southeast of Lima.  It lies at an altitude of 4,700m and consists of 4 contiguous exploration concessions totaling 3,300 hectares.

The property was staked in 2006 by Kingsgate Peru S.R.L. who conducted surface rock sampling which concentrated in a 1.5km by 0.75km area called Millococha.  Surface channel samples taken by Kingsgate in this area gave values from trace to 11.6 g/t Au over 2m.  Gold mineralization exhibits a strong structural and lithological control and is associated with 0.5 – 3m wide zones of strong silicification, brecciation and fracturing with secondary iron oxides after sulphides.  Additional mineralized zones were identified elsewhere on the property and require follow-up.

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Exploration targets include epithermal gold-copper mineralization of high sulphidation type and conceptual porphyry-skarn deposits at depth.  Planned work will comprise compilation of existing data, geological and structural mapping, geochemistry and geophysics, followed by drilling.

Property maps and photos will be available shortly on the Radius website.

Assay Protocol & Qualified Person

Sample preparation and analyses were conducted by Actlabs in Lima, Peru.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay.

Mr. David Cass, P.Geo., a member of the Association of Professional Engineers and Geoscientists of BC, is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the technical and scientific information in this news release.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru.  The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.5-million